CBD 1Q04 Results                                                        - 1 -
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                           [GRUPO PAO DE ACUCAR LOGO]


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                             Announces 1Q04 results


Sao Paulo, Brazil, April 28, 2004 - Companhia Brasileira de Distribuicao (CBD) - (BOVESPA: PCAR4; NYSE: CBD), announces its 1Q04 results. The Company's operating and financial information, unless otherwise indicated, is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law. Comparisons refer to the year of 2003.



Highlights


|X| Gross Sales totaled R$ 3,414.3 million in 1Q04, representing a 10.0% growth in comparison to the same period of 2003;

|X|  Gross margin reached 28.7% in 1Q04, compared to 28.2% in 1Q03;

|X| EBITDA was R$ 216.5 million in the first quarter, with a 7.7% margin compared to an 8.0% margin in the same period of 2003;

|X|  Net income in the quarter reached R$ 27.9 million.


                               [GRAPHIC OMITTED]


Companhia Brasileira de Distribuicao (CBD) is the largest company in the retail sector and operates 561 stores in 12 Brazilian states. CBD operates under three formats: supermarkets (Pao de Acucar, CompreBem Barateiro and Sendas), hypermarkets (Extra) and consumer electronic/home appliance stores (Extra-Eletro).

CBD 1Q04 Results                                                        - 2 -
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Comments on Sales Performance

CBD consolidated gross sales in 1Q04 reached R$ 3,414.3 million, representing a 10% growth in comparison to the same period of 2003. Sendas Distribuidora, company that initiated operation in February 2004, gross sales totaled R$ 508.8 million.


Total net sales reached R$ 2,809.4 million, corresponding to a 6.8% growth. The difference between gross sales and net sales growth rate is due to an increase in COFINS (tax for social security financing) rate, since February.


During the first quarter, same store sales registered a slight drop of 0.4%, with food products registering a 1.8% drop and non-food products, a 6.0% increase. It is important to remind that a strong comparison base influenced this performance, once that during 1Q03 CBD presented an 8.5% increase in same store sales. Considering the Company's total sales, non-food products performance increased 1 p.p., going from 18.5% to 19.5%.

We highlight that the company is investing in price competitiveness, which, in the short term, will impact negatively the average ticket, but, in the long term, will provide market share gains. The company strengthened the segmentation by category, which allowed an increase in the mix of products that offer a better price/quality ratio, aiming to encourage the consumption of discretionary products during crises periods. In this context, we enhanced private brand and second line product variety.

This quarter's highlight goes to Extra business unit that presented sales and client base increase on a same store basis, in spite of the economic weakness of the sector and unfavorable calendar.


Operating Performance

On February 1, 2004, Sendas Distribuidora initiated its activities, a new company resulting from the partnership (regarding food retail) between two companies, CBD and Sendas S.A., in Rio de Janeiro state, with a 50% share for each company, but with management and operating control by CBD. The performance discussed forward refers to CBD consolidated results, fully reflecting Sendas Distribuidora operating results.

CBD 1Q04 Results                                                        - 3 -
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Gross Income

Gross income in the quarter totaled R$ 807.6 million, an 8.8% increase in comparison to the previous year. The company recorded a gross margin of 28.7%, higher than the 28.2% recorded in the same period of 2003. The quarter's margin was positively affected by the new COFINS calculation system, which is not cumulative anymore, providing, then, a gain of 50 basis points approximately. We highlight that a still retracted sales scenario generated a strong promotional environment in the sector and, in this context, CBD faced a deflation in the first three months of the year.

Gross margin for the quarter also suffered the impacts of Sendas Distribuidora's new operation. Although the new company already counts on CBD's commercial structure, the Company's management decided to maintain an aggressive price policy in the beginning of its activities, aiming to recover its market share and to improve the brand's pricing image. Gross margin for Sendas Distribuidora in February and March was 27.0% and CBD's consolidated gross margin excluding Sendas Distribuidora was 29.0% in the period.


Operating Expenses

The operating expenses in the quarter were affected by non-recurring expenses, which totaled R$ 9.0 million resulting from Sendas Distribuidora integration, of which R$ 6.0 million are related to administrative expenses and R$ 3.0 million to selling expenses. Excluding these non-recurring items, the Company registered operating expenses equivalent to 20.7% of net sales, compared to 20.2% recorded in the same period of 2003.

If we analyze the operating expenses over gross sales, to eliminate the effect of the COFINS increase on net sales, the Company registered operating expenses equivalent to 17.0% of gross sales in 1Q04, compared to 17.2% in the same period of 2003. Excluding the total expenses of Sendas Distribuidora, the Company's operating expenses would have been 16.7% of gross sales.

We highlight the dilution of general and administrative expenses that, excluding non-recurring items, amounted to 3.1% of gross sales, inferior level than the 3.4% recorded in the same period of the previous year, already including productivity gains generated by the partnership with Sendas S.A..

According to adjustments performed during 2003 mostly referring to personnel expenses, CBD still contemplates some possibilities to reduce even more its operating expenses. Among the actions that have been performed during 2004, we highlight: electric power consumption reduction, advertising optimization, renegotiation and service providers agreements, employees working hour adjustments and the

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CBD 1Q04 Results                                                        - 4 -
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development of packages that reduce the need of employees to replace products in the stores. We also highlight that we have projected additional synergy and productivity gains at Sendas Distribuidora, which will certainly provide positive effects in CBD expenses structure in the coming quarters.


EBITDA

In the quarter, EBITDA reached R$ 216.5 million, with a 7.7% margin, in comparison to the R$ 209.6 million, and 8.0% margin recorded in the 1Q03. Excluding Sendas Distribuidora, that posted a 2.3% margin in the first two months of operations, CBD margin in the quarter would have been 8.7%.


Financial Result

Financial expenses in the quarter totaled R$ 158.9 million, which is quite lower in comparison to the R$ 210.6 million recorded in 1Q03. Financial expenses were positively impacted by funding cost reduction in the period. It is important to note that R$ 20.7 million, out of the R$ 158.9 million, refers to Sendas financial expenses. Financial income reached R$ 74.9 million, a drop when compared to the R$ 149.7 million reported in the same period of 2003 caused by lower income provided by cash investments, COFINS rate increase, lower level of advances to suppliers and, mostly, lower volume of credit revenues.


Income before income tax

Income before income tax (EBT) in the quarter reached R$ 14.4 million. However, excluding Sendas Distribuidora loss before income tax of R$ 25.3 million, EBT would reach R$ 39.7 million, 15% higher than the amount recorded in the same period of 2003.


Minority Interest

Sendas Distribuidora presented a net loss of R$ 17.3 million in the quarter. CBD holds a 50% stake in Sendas Distribuidora, consequently the loss in the amount of R$ 8.6 million was recorded as minority interest.

CBD 1Q04 Results                                                        - 5 -
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R$ 27.9 million Net Income

1Q04 net income reached R$ 27.9 million; excluding Sendas Distribuidora, the net income would have reached R$ 36.5 million, compared to the R$ 40.6 million recorded in the same period of 2003


Working Capital

Inventory turnover rate was 44.4 days in the quarter, slightly better than the
45.8 days recorded in the same period of 2003.

Average term with suppliers was 56.3 days, practically flat in comparison to the figure registered in the same period of 2003.

Operating working capital, or, the difference between inventory turnover and average term with suppliers, was 12 days, an improvement compared to the 11.6 days registered in 2003.

As a result of Receivables Securitization the average term of receivables dropped from 28.8 days in 2003 to 14.8 days in 2004.


Investments

1Q04 investments amounted to R$ 127.0 million, in comparison to R$ 95.9 million recorded in 1Q03. Main investments in the quarter are listed bellow:

- Conversion of 6 Bon Marche stores and 2 Sendas stores into Extra format, in Rio de Janeiro, concluded on April 1, 2004;

- Opening of 4 gas stations (3 Extra gas stations in Sao Paulo and 1 CompreBem Barateiro in Rio de Janeiro);

- Building of a new Extra hypermarket in the city of Belo Horizonte (Minas Gerais state), and one Pao de Acucar store in Sao Paulo;

-    Stores remodeling;

-    Acquisition of lands and investments in IT and logistics.

CBD 1Q04 Results                                                        - 6 -
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

Consolidated Income Statement - Corporate Law Method (thousand R$)
                                               ---------------------------------------------
                                                                1st Quarter
                                               ---------------------------------------------
                                                 2004               2003               %
--------------------------------------------------------------------------------------------
Gross Sales Revenue                             3,414,307          3,104,824          10.0%
Net Sales Revenue                               2,809,413          2,630,846           6.8%
Cost of Goods Sold                             (2,001,821)        (1,888,568)          6.0%
Gross Profit                                      807,592            742,278           8.8%
Operating (Expenses) Income
  Selling                                        (478,149)          (426,106)         12.2%
  General and Administrative                     (112,947)          (106,590)          6.0%
Total Operating Expenses                         (591,096)          (532,696)         11.0%
Earnings before interest, taxes,
depreciation, amortization-EBITDA                 216,496            209,582           3.3%
Depreciation                                      (82,465)           (78,228)          5.4%
Amortization of the Deferred Assets               (21,050)           (21,384)         -1.6%
Earnings before interest and taxes
-EBIT                                             112,981            109,970           2.7%
Taxes and Charges                                 (14,010)           (10,552)         32.8%
Financial Income                                   74,914            149,744         -50.0%
Financial Expenses                               (158,854)          (210,591)        -24.6%
Currency Variation                                                    (4,478)
Net Financial Income (Expense)                    (83,940)           (65,325)         28.5%
Equity Income/Loss
with Investment in Controlled Entity                 (740)              (969)
Operating Results                                  14,291             33,124         -56.9%
Non-Operating Results                                 132              1,273
Income Before Income Tax                           14,423             34,397         -58.1%
Income Tax                                          4,848              6,227
Income Before Minority Interest                    19,270             40,624         -52.6%
Minority Interest                                   8,634
Net Income                                         27,905             40,624         -31.3%
Net Income per 1,000 shares                           0.25               0.36        -31.5%
No of shares (in thousand)                     113,522,239       113,186,139

--------------------------------------------------------------------------------
% of Net Sales                                1st Q/04           1st Q/03
--------------------------------------------------------------------------------
Gross Profit                                    28.7%              28.2%
Total Operating Expenses                       -21.0%             -20.2%
  Selling                                      -17.0%             -16.2%
  General and Administrative                    -4.0%               4.0%
EBITDA                                           7.7%               8.0%
Depreciation                                    -2.9%              -3.0%
Amortization of the Deferred Assets             -0.8%              -0.8%
EBIT                                             4.0%               4.2%
Taxes and Charges                               -0.5%              -0.4%
Net Financial Income (Expense)                  -3.0%              -2.5%
Income Before Income Tax                         0.5%               1.3%
Income Tax                                       0.2%               0.2%
Net Income (Loss)                                1.0%               1.5%
--------------------------------------------------------------------------------

CBD 1Q04 Results                                                        - 7 -
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

Consolidated Balance Sheet - Corporate Law Method (thousand R$)
-----------------------------------------------------------------------------------------------------
        ASSETS                                1st Q/04          4th Q/03          1st Q/03
-----------------------------------------------------------------------------------------------------
Current Assets                                3,252,820         3,220,132         3,360,961
  Cash and Banks                                 97,200           144,380            67,476
  Short-Term Investments                        757,272           837,533           934,772
  Credit                                        517,436           603,986           898,140
    Installment Sales                            26,974            32,103           197,967
    Post-Dated Checks                            19,700            19,763            90,138
    Credit Cards                                428,724           499,431           518,049
    Tickets, vouchers and others                 44,603            56,876           119,646
    Allowance for Doubtful Accounts              (2,565)           (4,187)          (27,660)
  Inventories                                 1,030,378           943,634           942,579
  Advances to suppliers and employees            41,008            43,161            20,422
  Taxes recoverable                             523,179           399,132           307,244
  Others                                        286,347           248,306           190,328
Long-Term Receivables                           863,570           837,658           673,852
  Deferred Income Tax                           303,328           298,875           271,643
  Accounts Receivable                           287,806           279,689           268,329
  Receivables Investment Fund                   109,742           104,501
  Others                                        162,694           154,593           133,880
Permanent Assets                              5,709,849         4,882,114         4,783,271
  Investments                                   811,230           241,068           268,974
  Property, Plant and Equipment               4,264,667         3,986,044         3,765,693
  Deferred Charges                              633,952           655,002           748,604
    Goodwill                                    581,090           592,609           657,515
    Pre-operating expenses                       52,862            62,393            91,089
        TOTAL ASSETS                          9,826,239         8,939,904         8,818,084

-----------------------------------------------------------------------------------------------------
         LIABILITIES                          1st Q/04           4th Q/03         1st Q/03
-----------------------------------------------------------------------------------------------------
Current Liabilities                           3,270,293         2,853,957         2,961,304
  Suppliers                                   1,315,520         1,190,217         1,000,975
  Financing*                                  1,552,505         1,326,733         1,614,115
  Payable on Purchase of Assets                   1,970             8,263             4,026
  Debentures                                     57,761            61,024            63,074
  Taxes                                          49,994            53,574            53,351
  Salaries and Payroll Charges                  126,756           112,196            97,295
  Dividends                                      54,792            54,792            59,441
  Others                                        110,995            47,158            69,027
Long-Term Liabilities                         2,516,456         2,317,525         2,224,116
  Financing*                                    773,785           639,659           702,200
  Payable on Purchase of Assets                   2,994             2,962             2,803
  Debentures                                    561,773           441,413           477,359
  Taxes in Installments                         329,919            94,357            96,685
  Provision for Income Tax                       10,117            48,410            49,648
  Provision for Contingencies                   834,330         1,085,841           884,872
  Others                                          3,538             4,883            10,549

 Minority Interests                             241,366

Shareholder's Equity                          3,798,124         3,768,422         3,632,664
  Capital                                     3,158,975         3,157,178         2,749,774
  Capital Reserves                              172,122           172,122           344,242
  Profits Reserves                              467,027           439,122           538,648
-----------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                     9,826,239         8,939,904         8,818,084
-----------------------------------------------------------------------------------------------------
*CBD is not exposed to exchange variation effects since it contracts swap transactions to CDI (Brazilian Overnight rate) in foreign currency loans.


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CBD 1Q04 Results                                                        - 8 -
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

Gross Sales breakdown per format (R$ thousand)
--------------------------------------------------------------------------------------------------------
1st Quarter                     2004              %            2003             %          Var.(%)
Pao de Acucar                  971,822          28.5%       1,027,857         33.1%        -5.5%
Extra                        1,609,594          47.1%       1,447,255         46.6%        11.2%
CompreBem Barateiro            565,062          16.6%         547,990         17.7%         3.1%
Extra Eletro                    68,357           2.0%          81,722          2.6%       -16.4%
Sendas                         199,472           5.8%               -            -            -
--------------------------------------------------------------------------------------------------------
CBD                          3,414,307         100.0%       3,104,824        100.0%        10.0%
--------------------------------------------------------------------------------------------------------
*Extra unit has already merged 8 stores of Sendas chain, being 6 Bon Marche stores and 2 Sendas stores


Sales Breakdown (% of Net Sales)
----------------------------------------------------------------------------------------
                                                2003                            2004
----------------------------------------------------------------------------------------
                              1st Q   2nd Q     3rd Q      4th Q      Year      1$t Q
----------------------------------------------------------------------------------------
Cash                         55.2%    53.3%      52.6%     52.0%      53.2%     53.2%
Credit Card                  32.1%    34.1%      34.1%     34.9%      33.8%     35.9%
Food Voucher                  6.5%     6.6%       7.1%      7.3%       6.9%      6.3%
Credit                        6.2%     6.0%       6.2%      5.8%       6.1%      4.6%
  Post-dated Checks           4.2%     4.3%       4.1%      3.6%       4.1%      3.4%
  Installment Sales           2.0%     1.7%       2.1%      2.2%       2.0%      1.2%
----------------------------------------------------------------------------------------


Data per format on March 31, 2004
----------------------------------------------------------------------------------------
                             #              #                 #              Sales
                             Checkouts      Employees         Stores         Area (m2)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Pao de Acucar                2,634          15,237            208            273,016
Extra                        3,390          22,066             70            522,124
CompreBem Barateiro          1,904           9,033            168            207,967
Extra Eletro                   179             645             55             35,973
Sendas                       1,265           7,753             60            111,703
----------------------------------------------------------------------------------------
Total Stores                 9,372          54,734            561          1,150,783
----------------------------------------------------------------------------------------
Headquarters                                2,930
Loss prevention (security)                  3,440
Distribution Centers                        3,513
----------------------------------------------------------------------------------------
        Total CBD            9,372         64,617             561           1,150,783
----------------------------------------------------------------------------------------
*Extra unit has already merged 8 stores of Sendas chain, being 6 Bon Marche stores and 2 Sendas stores


Stores by format
------------------------------------------------------------------------------------------
                Pao de            Extra-   CompreBem                    Sales    Number of
                Acucar     Extra  Eletro   Barateiro   Sendas  CBD    Area (m2)  Employees
------------------------------------------------------------------------------------------
12/31/2003          208      62     55       172           -   497      982,701    55,557
Open                                          (4)         68    64
Closed                                                           -
Converted                     8                           (8)    -
3/31/2004           208      70     55       168          60   561    1,150,783     64,617
------------------------------------------------------------------------------------------


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CBD 1Q04 Results                                                        - 9 -
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Productivity Indexes (in nominal R$)

Gross sales per m2/month
--------------------------------------------------------------------------
                              1st Q/04      1stQ/03        Var.(%)
--------------------------------------------------------------------------
Pao de Acucar                   1,188         1,170           1.5%
Extra                           1,066         1,057           0.9%
CompreBem Barateiro               900           949          -5.2%
Extra Eletro                      633           790         -19.9%
--------------------------------------------------------------------------
        CBD                     1,049         1,060          -1.0%
--------------------------------------------------------------------------

Gross sales per employee/month
--------------------------------------------------------------------------
                              1st Q/04      1stQ/03        Var.(%)
--------------------------------------------------------------------------
Pao de Acucar                  21,010        19,640          7.0%
Extra                          25,317        24,976          1.4%
CompreBem Barateiro            20,818        18,678         11.5%
Extra Eletro                   33,607        38,161        -11.9%
--------------------------------------------------------------------------
        CBD                    23,127        21,904          5.6%
--------------------------------------------------------------------------

Average ticket - Gross sales
--------------------------------------------------------------------------
                              1st Q/04      1stQ/03        Var.(%)
--------------------------------------------------------------------------
Pao de Acucar                   22.9          22.5          1.8%
Extra                           46.0          46.1         -0.2%
CompreBem Barateiro             17.1          17.4         -1.7%
Extra Eletro                   365.4         356.4          2.5%
--------------------------------------------------------------------------
        CBD                     29.0          28.6          1.4%
--------------------------------------------------------------------------

Gross sales per checkout/month
---------------------------------------------------------------------------
                              1st Q/04      1stQ/03        Var.(%)
---------------------------------------------------------------------------
Pao de Acucar                 122,984      120,571           2.0%
Extra                         164,079      157,209           4.4%
CompreBem Barateiro            98,405      101,374          -2.9%
Extra Eletro                  127,294      159,791         -20.3%
---------------------------------------------------------------------------
        CBD                   134,005      131,302           2.1%
---------------------------------------------------------------------------
*Information referring to sales area, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.
The productivity indexes, above mentioned, doesn't reflect stores operations under Sendas and Bon Marche banners, that were incorporated on February 1, 2004.

CBD 1Q04 Results                                                        - 10 -
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1Q04 Results Conference Call

CBD will promote 1Q04 results disclosure conference calls on Thursday, April 29, 2004.


Local Conference Call:
At 11:00 a.m. (Brazilian time). For registration, please call (55 11) 2101-1490 a few minutes prior to the beginning of the conference call.

International Conference Call:
At 12:00 p.m. (Brazilian time); 11:00 a.m. (ET USA). For registration, please call (+1 973) 935-2401, pass code CBD or 4726896, a few minutes prior to the beginning of the conference call.

Live webcast will be broadcasted at CBD's website: www.cbd-ri.com.br/eng
                                                   ---------------------



-------------------------------------------------------------------------------------------------

COMPANHIA BRASILEIRA DE DISTRIBUICAO                           MZ Consult

Fernando Tracanella                                            Tereza Kaneta
Investor Relations Director                                    Phone: 55 (11) 5509 3772
Daniela Sabbag                                                 E-mail: tereza.kaneta@mz-ir.com
Coordinator                                                            -----------------------
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br
        -------------------------
-------------------------------------------------------------------------------------------------

                                 Website: http://www.cbd-ri.com.br/eng


--------------------------------------------------------------------------------
Statements included in this report regarding the Company's business outlooks, the previews on operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets, and are therefore subject to change.
--------------------------------------------------------------------------------